EXHIBIT 99.3
February 1, 2005

Alberta Securities Commission
4th Floor
300-5th Ave SW
Calgary, Alberta

T2P 3C4

Dear Sis/Mesdames:

Re: Astris Energi Inc. [the "corporation"]

This consent letter is provided pursuant toNational Instrument 51-102 in connection with the change of auditor of the Corporation.

We have read the, Notice of Change of Auditors dated January 31, 2005 and, based on our knowledge of such information at this time, we are in agreement with the statements contained in such Notice.

Yours very truly,

DD/ekm

c.c. PricewaterhouseCoopers LLC
Astris Energi Inc.